mr

KH 2/15

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 0 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US RE Secrities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Blue Hill Plaza - 3rd Flooor
(No and Street)

Pearl River (City) New York (State) 10968 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T Marrone 845-920-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) New York (State) 11747-4146 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015576

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/16

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US RE Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO-Fin-Op

Title

Notary Public

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires 7/28/2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. RE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010

U.S. RE SECURITIES, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
U.S. RE Securities, LLC

We have audited the accompanying statement of financial condition of U.S. RE Securities, LLC (the "Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. RE Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 6 to the financial statements, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of not less than $5,000 of net capital. At December 31, 2010, the Company had net capital of $7,804 which was $2,804 in excess of its required minimum net capital amount.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ **Phone** 631.414.4000 ▪ **Fax** 631.414.4001 ▪ **marcumllp.com**
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Melville, NY
February 4, 2011

U.S. RE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Assets		
Cash	$ 7,804	
Property and equipment, net	1,013	
Due from Parent and affiliates, net	5,700	
Total Assets		$ 14,517
Liabilities and Members Equity		
Liabilities		$ --
Members' Equity		14,517
Total Liabilities and Members' Equity		$ 14,517

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Operating Expenses		
Salaries and benefits	$ 132,502	
General and administrative	55,612	
Rent	12,000	
Total Operating Expenses		$ 200,114
Loss before Income Tax Benefit		(200,114)
Income Tax Benefit		87,860
Net Loss		$ (112,254)

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Members' Equity - Beginning	$	126,771
Net loss		(112,254)
Members' Equity - Ending	$	14,517

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities		
Net loss		$ (112,254)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 392	
Changes in operating assets and liabilities:		
Due from Parent and affiliates, net	110,443	
Total Adjustments		110,835
Net Cash Used in Operating Activities and Net Decrease in Cash		(1,419)
Cash - January 1, 2010		9,223
Cash - December 31, 2010		$ 7,804

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING PRINCIPLES

NATURE OF BUSINESS

The Company was formed as a Limited Liability Company on August 19, 2002 in the State of Delaware as Fenlon Ventures 111, LLC. The Company is wholly owned by U.S. RE Companies, Inc. (the "Parent"), a New York domiciled holding company. On December 23, 2003, the Company changed its name to U.S. RE Securities, LLC as part of a business plan to become a registered broker dealer in securities. On April 14, 2005, the Company received approval from the National Association of Securities Dealers ("NASD") to operate as a registered broker dealer of securities. The Company is not a clearing broker dealer and holds no customer accounts. The Company is engaged in the business of private placement of securities and corporate finance activity.

USE OF ESTIMATES IN THE FINANCIAL STATEMENT

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Property and equipment are being depreciated over lives of three (3) to seven (7) years.

REVENUE

The Company's primary source of income is investment banking fees derived from the successful private placements of securities or arranging corporate finance for customers Revenue is earned upon the closing of a private placement or corporate finance agreement. The Company did not have any earned revenue for the year ended December 31, 2010.

INCOME TAXES

Income taxes are provided in accordance with the liability method in accordance with Statements of Financial Accounting Standards No. 109 *Accounting for Income Taxes*.

NOTE 1 - SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 applies to all assets and liabilities that are measured and reported on a fair value basis.

The estimated fair value of cash approximates carrying value due to its short term nature.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2010:

Property and equipment	$5,000
Less: accumulated depreciation	3,987
Property and Equipment, Net	$1,013

Depreciation expense for the year ended December 31, 2010 amounted to $392.

NOTE 3 - INCOME TAXES

The current benefit for Federal and State income taxes credited to operations for the year ended December 31, 2010 is $87,860. The Company joins with the Parent and its affiliates in filing a consolidated Federal income tax return. The consolidating companies have a tax allocation agreement whereby current Federal income tax expense or benefit is computed on a separate return basis. The agreement provides that each affiliate make payments to the Parent to the extent that its income contributes to the consolidated Federal income tax expense. The agreement further provides that the Parent shall credit the affiliate for any tax benefit provided to the extent that the Parent utilizes the benefit to reduce the consolidated tax liability. The Company also joins with the Parent and its affiliates in filing a combined New York State income tax return. As a result, the Company provides for current income tax expense or benefit based on effective rates of 34% for Federal income taxes and 7.1% for New York State income taxes.

NOTE 4 - RELATED PARTY TRANSACTIONS

U.S. RE Corporation, a wholly owned subsidiary of the Parent ("Corporation"), provides administrative services to the Company under the terms of an expense sharing agreement. The Company was charged $9,794 by Corporation for such services for the year ended December 31, 2010.

The Company sublets office space from Corporation on a month to month basis. Rent charges are calculated based upon the charge per square foot paid by Corporation for the space occupied by the Company. Rent expense for the year ended December 31, 2010 amounted to $12,000.

Salaries and benefits include the costs of four full time employees of the Company as well as an estimated allocation totaling $23,010 of salaries and benefits from U.S. RE Corporation for services rendered on behalf of the Company. During 2010, the Company charged $290,333 for salaries and benefits allocated by the Company to the Parent and affiliates.

NOTE 5 - DUE FROM PARENT AND AFFILIATES

Due from affiliates in the amount of $5,700 represents the net balance due the Company for various intercompany transactions. The balance of this account changes regularly as a result of ongoing intercompany transactions. The balance carries no interest and no specific repayment terms.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1. At December 31, 2010, the Company had net capital of $7,804, which was $2,804 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was zero.

In the event the Company's net capital falls below $5,000, management is required to notify the SEC and to cease entering securities transactions. In order to avoid a net capital shortfall, the Parent has pledged to provide sufficient capital for the Company to maintain the $5,000 minimum.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 4, 2011, the date the financial statements are available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

U.S. RE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net Capital Computation				
Members' Equity			$	14,517
Deductions and Changes in Non-Allowable Assets:				
Property and equipment, net	$	1,013		
Due from Parent and affiliates		5,700		
Total Deductions and Changes				6,713
Net Capital			$	7,804
Aggregate Indebtedness (A.I.)				
Accounts payable	$	--		
Due to affiliates		--		
Total Aggregate Indebtedness			$	--
Computation of Basic Net Capital Requirements				
(a) Minimum net capital required (6 2/3 % of $0)			$	--
(b) Minimum dollar net capital requirements			$	5,000
Net Capital Requirement (Greater of (a) or (b))			$	5,000
Excess Net Capital			$	2,804
Excess Net Capital at 1,000% (Net Capital - 10% of A.I.)			$	--
Percentage of Aggregate Indebtedness to Net Capital				--

Reconciliation with Company's Computation

No material differences exist.

See independent auditors' report.

U.S. RE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

U.S. RE SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
U.S. RE Securities, LLC

In planning and performing our audit of the financial statements of U.S. RE Securities, LLC (the "Company") (a wholly-owned subsidiary of U.S. RE Companies) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives

This report is intended solely for the information and use of the management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Melville, NY
February 4, 2011